

October 6, 2014

<u>Via E-Mail</u>
Susan M. Ball
Chief Financial Officer
CVR Partners, LP
2277 Plaza Drive, Suite 500
Sugar Land, Texas 77479

      Re: CVR Partners, LP
               Form 10-K for the Year Ended December 31, 2013
               Filed February 26, 2014
               File No. 001-35120

Dear Ms. Ball:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                          Sincerely,

                          /s/ Linda Cvrkel

                          Linda Cvrkel
                          Branch Chief